EXHIBIT 99.1

Stantec to acquire Page, a US-based full-service design,  architecture, and engineering firm

WASHINGTON and EDMONTON, Alberta and NEW YORK, April 03, 2025 (GLOBE NEWSWIRE) -- TSX, NYSE:STN

Highlights:

  Acquisition positions Stantec as the second largest architecture firm in the US and greatly strengthens its position as the largest integrated engineering and architecture firm in North America
  Significantly enhances Stantec’s service offerings in some of the fastest growing segments and regions of the US
  Continues to advance the achievement of Stantec’s targets in its 2024-2026 Strategic Plan

Stantec, a global leader in sustainable design and engineering, has signed a definitive purchase agreement to acquire Page, a 1,400-person architecture and engineering firm headquartered in Washington, DC.

Page is a leading, nationally recognized US-based architecture and engineering firm. The acquisition will deepen Stantec’s expertise and resources in key growth areas such as advanced manufacturing, data centers, and healthcare, while adding new capabilities in cleanroom design and fabrication facilities. It also strengthens Stantec’s US offering in mission critical, academic, civic, cultural, aviation, science and technology, and commercial.

“Page is a respected architecture and engineering firm with shared values and a commitment to design excellence and innovation,” said Gord Johnston, president and chief executive officer of Stantec. “This acquisition will greatly support our strategic market growth in our Buildings business while enabling us to leverage our expanded platform to better serve our North American clients and grow our worldwide market presence.”

With the addition of Page, Stantec’s US Buildings practice will grow by approximately 35 percent and the Company’s overall US employee headcount will expand to approximately 13,500 people.

The acquisition is expected to close upon receipt of required regulatory approvals. The terms of the transaction are not disclosed. Stantec intends to fund the acquisition through existing funds and credit facilities. Post close, the Company expects to remain within its internal range of 1.0x to 2.0x net debt to adjusted EBITDA.

Founded in 1898 in Austin, Texas, Page has offices in 20 cities across the US and Mexico, including Houston, Austin, and Dallas in Texas; Denver, Colorado; New York City, New York; Boston, Massachusetts; Atlanta, Georgia; and San Francisco, California.

Stantec and Page have a shared history of providing design excellence as evident in their collaboration on the six-story, 150,000-square-foot Brian D. Jellison Outpatient Cancer Pavilion and the seven-story, 200,000-square-foot Outpatient Cancer Center Institute for Sarasota Memorial Health Care System in Sarasota, Florida.

“Together, we will support our clients with expanded reach, greater expertise, and deeper resources. Our strategic plans were to achieve domestic primacy and global influence for our team, joining Stantec positions us to accelerate these plans,” said Thomas McCarthy, Washington, DC-based chief executive officer of Page. “We are delighted to be joining Stantec and elevating the capabilities of our talented team.”

Page’s portfolio of projects
Offering a range of architecture, engineering, interior design, and urban design services, Page’s award-winning experience includes work in academic, advanced manufacturing, aviation, civic, commercial, government, healthcare, mission critical, and science and technology. Highlights of their portfolio include:

  Indeed Tower: Located in the heart of downtown Austin, Indeed Tower re-envisions an entire block with a new tower, renovated historic post office, and plaza. The new 36-story, glazed office tower offers a sculptural form and transparent base, making a mark on the city’s skyline.
  Terminal B Transformation Program at George Bush Intercontinental Airport: The three-level, 765,000-square-foot terminal features the largest United Club in the United system as well as 22 narrow-body gates, a sensory room, interactive multi-media park, and comfort spaces for passengers with disabilities.
  Semiconductor Manufacturer FAB A2 and Central Utility Plant: The largest wafer fabrication facility in the US when built, the 1.6 million-square-foot plant includes expansive Class 100 cleanroom; office support area for the client’s headquarters; and an expansion to the existing central utility building and support facilities.
  John A. Paulson Center at New York University: With design architect Kieran Timberlake, the new 735,000-square-foot mixed-use building provides new facilities for a wide range of university functions including performing arts, general academics, and athletics, as well as university housing for students and faculty.
  National Museum of African American History and Culture: In collaboration with Adjaye Associates, this award-winning, 400,000-square-foot museum in Washington, DC rethinks the role of civic institutions in the 21st century, offering new modes of user experience and engagement.
  Hackensack Meridian Health Helena Theurer Pavillion: Spanning 530,000 square feet, the facility in Hackensack, New Jersey, features nine floors of world-class acute care that provides comfort, safety, and privacy for patients and families.

About Stantec

Stantec empowers clients, people, and communities to rise to the world’s greatest challenges at a time when the world faces more unprecedented concerns than ever before.

We are a global leader in sustainable engineering, architecture, and environmental consulting. Our professionals deliver the expertise, technology, and innovation communities need to manage aging infrastructure, demographic and population changes, the energy transition, and more.

Today’s communities transcend geographic borders. At Stantec, community means everyone with an interest in the work that we do—from our project teams and industry colleagues to our clients and the people our work impacts. The diverse perspectives of our partners and interested parties drive us to think beyond what’s previously been done on critical issues like climate change, digital transformation, and future-proofing our cities and infrastructure.

We are designers, engineers, scientists, project managers, and strategic advisors. We innovate at the intersection of community, creativity, and client relationships to advance communities everywhere, so that together we can redefine what’s possible.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Note Regarding Forward-Looking Statements
This news release contains forward-looking statements regarding the initiatives and projects described above. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the initiatives and projects described above may be delayed, cancelled, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward-looking statements are provided herein for the purpose of giving information about the initiatives and projects referred to above and their expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Media Contact Susan Bender Stantec Media Relations Ph: (267) 773-9593 susan.bender@stantec.com	Investor Contact Jess Nieukerk Stantec Investor Relations Ph: (403) 569-5389 ir@stantec.com